AMPAL AMERICAN ISRAEL CORPORATION

111 Arlozorov Street

Tel Aviv, Israel 62098

VIA EDGAR AND VIA FEDEX

Ms. Pamela A. Long

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 24, 2007

Re:	Ampal-American Israel Corporation (the “Company”)

Amendments No. 1 to Registration Statements on Form S-3

File No. 333-140969 and 333-140974

Dear Ms. Long:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 18, 2007 regarding the Company's (i) Amendment No.1 to Registration Statement on Form S-3, filed on May 9, 2007, with File No. 333-140969 and (ii) Amendment No. 1 to Registration Statement on Form S-3, filed on May 9, 2007 with File No. 333-140974.

For reference purposes, the text of your letter dated May 18, 2007, has been set forth below with the Company’s response below each numbered comment. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above. Please note that proposed revised disclosure is underlined in this letter.

Form 10-K for the year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

3.

Please discuss and analyze your results for each reportable segment. Your disclosures for each segment should quantify the reasons for significant changes in revenues and pretax operating income (loss) in terms of the amount of increase or decrease due to prices, volume, foreign currency, and other factors. Please include explanation of the underlying reasons for significant changes. Please also quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes. Please refer to Item 303 of Regulation S-K.

Ms. Pamela A. Long

May 24, 2007

The Staff’s comment is fully noted. In future filings with the Commission, the Company will (i) include disclosure for each reportable segment and will quantify the reasons for significant changes in revenues and pretax operating income (loss) in terms of the amount of increase or decrease due to prices, volume, foreign currency and other factors, (ii) include explanations of the underlying reasons for significant changes, and (iii) quantify the amount of increases or decreases in expenses for each segment and include an explanation of the underlying reasons for the changes. To illustrate the proposed revision in future filings, the Company is proposing to provide the following discussion and analysis of the Results of Operations for 2006 and 2005, by segment:

Fiscal year ended December 31, 2006 compared to fiscal year ended December 31, 2005:

Result of operation analyzed by segments:

	2006	2005
	(U.S. Dollars in thousands)
Revenues:
Finance	$4,271	$12,475
Real estate income	11,828	9,244
Leisure-time	6,317	2,208
Intercompany adjustments	(77)	(63)
	22,339	23,864
Equity in earning of affiliates	1,610	6,666
Total	$23,949	$30,530

In the fiscal year ended December 31, 2006, the Company recorded $23.9 million in revenue which was comprised of $4.2 million in the finance segment, $11.8 million in the real estate segment, $6.3 million in the leisure-time segment and $1.6 million in equity, as compared to $30.5 million for the same period in 2005 which was comprised of $12.4 millions in the finance segment, $9.2 million in real estate segment, $2.2 million in the leisure-time segment and $6.7 million in equity. The decrease in finance segment revenue is primarily related to the dividends payable by Motorola Israel Ltd. to the Company as part of the sale of its investment in MIRS Communications Ltd. which were fully paid on October 3, 2005, and no similar dividend was payable in 2006. The increase in real estate revenue is primarily related to the gain of $2.2 million from the sale of building on Arlozorov Street in Tel-Aviv (the “Arlozorov Building”) and the increase in leisure-time revenue is primarily related to the gain of $4.2 million from the sale of Coral World International.

Ms. Pamela A. Long

May 24, 2007

	2006	2005
	(U.S. Dollars in thousands)
Expenses:
Finance	$15,764	$32,884
Real estate income	10,967	8,957
Leisure-time	1,913	1,963
Total	$28,644	$43,804

In the fiscal year ended December 31, 2006, the Company recorded $28.6 million in expenses which was comprised of $15.8 million in the finance segment, $10.9 million in the real estate segment and $1.9 million in the leisure-time segment, as compared to $43.8 million expense for the same period in 2005 which was comprised of $32.9 millions in the finance segment, $8.9 million in the real estate segment and $2.0 million in the leisure-time segment. The decrease in finance expense is primarily attributable to the $14.0 million losses from the impairment of its investments which the Company recorded in 2005 and did not record such impairment in 2006 and the decrease in translation loss to $1.3 million gain in 2006 compared to $2.6 million loss in 2005 which related to a change in the valuation of the New Israeli Shekel as compared to the U.S. Dollar. The increase in real estate expense is primarily attributable to the $1.0 million translation loss recorded in 2006 compared to $0.4 million translation gain in 2005 and to the new project center for senior citizens in Tel-Aviv which is under construction.

Fiscal year ended December 31, 2005 compared to fiscal year ended December 31, 2004

Result of operation analyzed by segments:

	2005	2004
	(U.S. Dollars in thousands)
Revenues:
Finance	$12,475	$16,379
Real estate income	9,244	8,897
Leisure-time	2,208	2,233
Intercompany adjustments	(63)	(76)
	23,864	27,433
Equity in earning of affiliates	6,666	4,031
Total	$30,530	$31,464

In the fiscal year ended December 31, 2005, the Company recorded $30.5 million in revenue comprised of $12.4 million in the finance segment, $9.2 million in the real estate segment, $2.2 million in the leisure-time segment and $6.7 million in equity, as compared to $31.5 million for

Ms. Pamela A. Long

May 24, 2007

the same period in 2004 which was comprised of $16.4 millions in finance segment, $8.9 million in the real estate segment, $2.2 million in the leisure-time segment and $4.0 million in equity. The decrease in finance income is primarily related to the $6.0 million from realized gains on investments which were recorded in 2004 and no such gain was recorded in 2005 and to the increase in interest income resulting from the $0.7 million gain from forward contracts. The increase in real estate income is primarily related to the increase in the occupancy rate in Am-Hal Ltd.

	2005	2004
	(U.S. Dollars in thousands)
Expenses:
Finance	$32,884	$52,495
Real estate income	8,957	9,860
Leisure-time	1,963	1,822
Total	$43,804	$64,177

In the fiscal year ended December 31, 2005, the Company recorded $43.8 million in expenses which was comprised of $32.9 million in the finance segment, $8.9 million in the real estate segment and the $2.0 in leisure-time segment, as compared to $64.2 million expense for the same period in 2004 which was comprised of $52.5 millions in finance, $9.9 million in real estate expense and $1.8 million in leisure-time. The decrease in finance expense is primarily attributable to the $14.0 million losses from the impairment of the Company’s investments which the company recorded in 2005 compared to $38.8 million in 2004. The decrease in real estate expense is primarily attributable to the gain due to currency conversion recorded in 2005 compared to a loss recorded in 2004.

Liquidity and Capital Resources, page 20

4.

Please disclose that you have generated all of your cash provided from operations in 2006 and 2004 and a majority of the cash provided from operations in 2005 from the sale of trading securities. Please also disclose that you have no significant trading securities available for sale at December 31, 2006.

The Company notes the Staff's comment and advises that it will include, where appropriate, a more detailed discussion of the sources and uses of cash from operations as well as other sources and uses within financing and investing activities. To illustrate, the Company proposes the following disclosures to be included in future filings, including our interim filings:

Ms. Pamela A. Long

May 24, 2007

“Cash Flows

On December 31, 2006, cash, cash equivalents and marketable securities were $37.1 million, as compared with $62.9 million at December 31, 2005. The decrease in cash, cash equivalents and marketable securities is primarily attributable to the sale of marketable securities, which were used to partially finance our acquisition of interests in EMG in August and November 2006 as described below.

As of December 31, 2006, the Company had $0.4 million of marketable securities as compared to $38.6 million in 2005.

The Company may also receive cash from operations and investing activities and amounts available under credit facilities, as described below. The Company believes that these sources are sufficient to fund the current requirements of operations, capital expenditures, investing activities and other financial commitments of the Company for the next 12 months. However, to the extent that contingencies and payment obligations described below and in other parts of this Report require the Company to make unanticipated payments, the Company would need to further utilize these sources of cash. [Deletion] The Company may need to draw upon its other sources of cash, which may include additional borrowing, refinancing of its existing indebtedness or liquidating other assets, the value of which may also decline.

In addition, cash equal to $9 million has been placed as a compensating balance for various loans provided to the Company and would therefore be unavailable if the Company wished to pledge them in order to provide an additional source of cash.

Cash flows from operating activities

Net cash provided from operations totaled approximately $29.8 million for the fiscal year ended December 31, 2006, as compared to approximately $43.2 million at the same period in 2005. Cash provided from operations in 2006 and 2005 was primarily attributable to $39.6 million of net proceeds from the sale of marketable securities ($89.6 million proceeds offset by $50.0 million invested) and to the $19.7 million net proceeds from the sale of marketable securities in the same period of 2005. The decrease in cash provided by operating activities is primarily attributable to (i) the receipt of a $21.3 million dividend from MIRS Communications Ltd. as part of the sale of MIRS to Motorola Communication Israel Ltd. in 2005 while there was none in 2006 and (ii) the $0.2 million in dividend payments received from affiliates as compared to $4.3 million in dividend payments received from affiliates in 2005.

All of the Company's cash provided from operations in 2006 and 2004 and a majority of the cash provided from operations in 2005 was from the sale of trading securities. However, the Company has no significant trading securities available for disposal at December 31, 2006.”

Contractual Obligations, page 24

Ms. Pamela A. Long

May 24, 2007

5.

Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

The Company notes the Staff's comment and will include in its future filings disclosure of its estimated interest payments in the table setting forth its contractual obligations, together with the assumptions used in determining such estimated interest payments. An example of the disclosure the Company intends to provide in its future filings is set forth in the table below:

Revised table on page 24 of the 10-K:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3-5 years	More than 5 years
Long-Term Debt	$25,260	$6,212	$10,672	$5,139	$3,237
Debentures	$59,172	-	-	$11,834	$47,338
Convertible Promissory Note	$20,000	$20,000
Short-Term Debt	$21,193	$21,193
Expected interest payment(3)	$32,412	$6,929	10,349	$8,594	$6,540
Capital Call Obligation(1)	$2,800	$2,800
Operating Lease (2) Obligation	$7,827	$591	$887	$647	$5,702
Capital Lease Obligation	--	--	--	--	--
Purchase Obligations	--	--	--	--	--
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under GAAP	--	--	--	--	--
Total	$168,664	$57,725	$21,908	$26,214	$62,817

(1)	See note 16(d)

(2)	See note 16(a)

(3)	In calculating estimated interest payments on outstanding debt obligations, the Company assumed an exchange rate as at December 31, 2006 of NIS 4.225 to 1 U.S dollar.

Consolidated Balance Sheets, page 28

6.

You disclosed that $9 million in cash has been placed as a compensating balance for various loans and is unavailable as a source of cash. Please present restricted cash in a separate line item from cash and cash equivalents. Please disclose the legal

Ms. Pamela A. Long

May 24, 2007

terms of the compensating balance arrangements in accordance with Rule 5.02(1) of Regulation S-X. Based on the legal terms of the compensating balance arrangement please tell us whether this restricted cash should be classified as a current asset or a non-current asset on your balance sheet. Please refer to paragraph 6 in Chapter 3A of ARB 43.

The Company notes the Staff's comment, and concurs with the Staff that pursuant to Rule 5.02(1) of Regulation S-X, disclosure of such an arrangement should be provided in the notes to the financial statements. The Company respectfully directs the staff to Footnote 1(k) which specifically states that “[c]ash equal to $9.0 million has been placed as a compensating balance for various loans provided to the Company and would therefore be unavailable if the Company wished to pledge them in order to provide an additional source of cash”.

The Company believes that separate classification of $9,000,000 in cash is not required as the amount represents a compensating balance arrangement rather than an agreement that legally restricts the Company's use of cash. The Company is not restricted from using any of it's cash balances, provided it has liquid assets of any type (cash, securities, etc.) that equal or exceed $9,000,000.

Consolidated Statements of Operations, page 30

7.

Since you disclosed that you are an investment company please tell us why you do not present total revenues from investment related activities less interest expense to arrive at net revenues from investment related activities. Please also state separately any material general and administrative expense amounts that exceed 5% of total expenses.

The Company notes the Staff's comment and advises that the Company generally does not deduct interest expense from loans related to specific investments from the revenue derived from such investments, and believes it is appropriate to do so for the following reasons: proceeds from the sale of notes to institutional investors and loans from banks were not borrowed in contemplation of making a specific investment but rather to provide the Company with general working capital, which may or may not include investments. To date, interest expense incurred has not been allocated to investment related activities based on the specific use of proceeds from borrowed funds, and therefore interest expense has not been recorded as a direct deduction from revenues on interest related activities. The Company will disclose in its future filings material general and administrative expense amounts exceeding 5% of total expenses, which in 2006 was comprised of:

Salaries	$5,118,000
Expenses relating to Kfar-Saba Country Club	$1,820,000

Ms. Pamela A. Long

May 24, 2007

Consolidated Statements of Operations, page 31

8.	Please revise to exclude restricted cash from the cash total in your statements of cash flows. Please refer to rule 5-02 of Regulation S-X.

Please see our response to Comment 6.

Note 3 -- Acquisitions, Dispositions and Impairments, page 42

9.

In 2006 you recorded a gain of $2.2 million on the sale and leaseback of your headquarters in Tel-Aviv. Please tell us what accounting guidance you relied upon in recognizing the entire gain in 2006. Please also tell us what your plans are for your future headquarters in Israel.

The Company notes the Staff's comment and advises that management determined that the Arlozorov Building, where the current headquarters are located, did not meet the definition of a sale and leaseback, as that term is described and applied in SFAS 13, paragraphs 32 and 33. Management considered whether the leaseback met any one of the criteria in paragraph 7 of SFAS 13 and concluded that the lease should not be accounted for as a capital lease, but rather as an operating lease. On that basis, management then considered the criteria in paragraph 33 of SFAS 13, for purposes of determining whether the gain on sale of the Arlozorov Building should be deferred and amortized in proportion to the related gross rental charged to expense over the term of the lease. The factors considered in management's analysis were as follows:

(i) The Company leased only a portion of the office space that was sold (4,500 square feet out of a total of 16,200 square feet, representing 27.8% of the office space sold).

(ii) The short lease term to the Company (1 year lease plus a one-year renewal option).

(iii) The present value of the lease payments is ($162,000) represents less than 10% of the fair value of the building sold (proceeds from the sale were approximately $4.6 million).

On this basis of the foregoing, the Company believes that they have relinquished the right to substantially all of the remaining use of the property sold (retaining only a minor part of such use). Management referred to footnote 23a to paragraph 33 of SFAS 13 for guidance on the definition of "substantially all" and "minor". Therefore, the Company believes the sale and

Ms. Pamela A. Long

May 24, 2007

subsequent lease arrangement should be accounted for as two separate transactions based on their respective terms.

The Company has leased new office space in Herzelia Pituch, where the Company plans to relocate its headquarters in the early part of 2008 when the current renovation of such new office space is completed. The current lease in the Arlozorov Building is therefore only temporary until the new office space is available.

Note 8 -- Minority Interest, page 47

10.

You disclosed that Am-Hal issued a warrant to Phoenix Insurance Company to purchase 19.9% of its stock. Please disclose the assumptions used to determine the $1.3 million value of the warrants. Based on the $1.3 million value of the warrant and the warrant exercise period of four years, please tell us how you computed amortization expense of $200,000.

The Staff’s comment is noted and the Company will modify its disclosure in future filings to set forth the assumptions used in determining the value of the warrant. An example of the revised disclosure is set forth below:

“The minority interest is mostly attributable to the warrants granted by Am-Hal to Phoenix Insurance Company. In connection with the loan agreement which was signed on December 1, 2005 between Am-Hal and Phoenix Insurance Company (the "Lender"), the Lender was issued a warrant to purchase 19.9% (on fully diluted basis) of the issued and paid up capital of Am-Hal (the “Warrant”). The Warrant is exercisable during a period of 4 years and can be exercised to acquire 19.9% of Am-Hal for payment of $5,960,000. The number of shares issuable upon exercise of the Warrant is adjusted for stock splits or bonus shares, and also adjusted for any new issuances to third parties; in such case the number of shares issuable upon exercise of the Warrant will increase, so as to provide the Lender with 19.9% of the outstanding shares after the issuance to a third party. The exercise price for the additional shares (19.9% of the shares issued to the third party) will be equal the price paid by such third party. Also, if there is a public offering at a price less then the exercise price of the Warrant, the exercise price of the Warrant will be adjusted to represent the price in the public offering discounted by 15%. The Warrant can only be exercised for the full 19.9%; no partial exercise is permitted. The value of the Warrant was estimated at approximately $1.3 million, and was determined based on allocating the proceeds from the debt to the Warrant, based on the relative fair value of the Warrant and the debt at the time of issuance, pursuant to APB 14. The fair value of the Warrants was estimated using the Black-Scholes option pricing model based on the following assumptions: expected life of 3 years; dividend yield of 0%; volatility of 19%; and risk free interest of 4%. The fair value of the debt was estimated based on discounted cash flows using

Ms. Pamela A. Long

May 24, 2007

10% annual interest rate. The amortization (or "accretion") that was recorded in the reported period of $0.2 million and it was calculated using the effective interest rate method.”

Note 9 -- Shareholder’s Equity, page 48

11.

You disclosed that you completed the sale of 8,142,705 shares of stock and 4,071,352 warrants to purchase shares of stock based on a price of $4.65. However, the price of your stock fluctuated between $4.72 and $4.84 on December 28, 2006. Based on the price of your stock on December 28, 2006 it appears that the warrants may have been issued at a discount to the fair value of your stock. Please tell us how you determined the $4.65 price of your stock given the higher market value of your stock on December 28, 2006. Please also quantify for us how you determined the fair value of the warrants of $308,000.

The price of the stock sold on December 28, 2006 was based the stock’s closing price on November 27, 2006, the closing price on the day immediately prior to the date the purchase agreements to purchase the stock and the warrants were entered into. The market price of the Company’s shares at the close of the market on November 27, 2006 was $4.65. The Company disclosed these agreements on a Current Report on Form 8-K filed on December 1, 2006. The delay between signing and closing was for general administrative matters relating to the issuance of the shares and warrants, and to await NASDAQ approval of the Company’s request to confirm that shareholder approval was not necessary for the issuance of the shares. Management used a Black-Scholes option pricing model, using the assumptions disclosed in the financial statements together with market price of $4.65 to estimate the fair value of the warrants.

In addition, any change in the fair value allocated to the warrants will be merely reflected as a reclassification of amounts in the same line item “[s]hares issued and warrants in a private placement” at the statement of shareholders’ equity.

The volatility of 13.67% represents the volatility over the expected term of the warrants, which was determined to be equivalent to the actual term of the warrants (8 months). Management used historical volatility to estimate volatility over this period. Note that the volatility of 41.11% used to estimate the fair value of employee stock options represents the volatility over a much longer expected term of 5 years.

Note 14 --Operating Segments Information, page 54

12.

You disclosed that your real estate segment consists of rental property owned in Israel and the United States and operations of a subsidiary which operates a chain of senior citizens facilities. You also disclosed that corporate office expense is

Ms. Pamela A. Long

May 24, 2007

principally applicable to the financing operation and has been charged to the finance segment. However, on page 43 you disclosed that you recorded the $2.2 million gain on sale of Tel-Aviv headquarters in the real estate segment. Please explain to us this apparent discrepancy.

Since the majority of the space in the Arlozorov Building was rented to third parties, the Company considered its investment in the Arlozorov Building to be part of its real estate segment. For this reason, the sale was therefore also accounted for as part of the real estate segment. The corporate office expense was charged to the financing segment as such costs were considered to be a part of the financing segment and not a real estate segment expense.

13.	You disclosed intercompany adjustments to total assets of $268 million. Please describe the nature of these intercompany adjustments as required by paragraph 32 of SFAS l 31.

Inter-company adjustments of $268 million set forth in Note 14 in the item entitled “Total of the Company Assets for year end” reflects a loan by a 100% owned subsidiary of Ampal to another 100% owned subsidiary. The proceeds of the inter-company loan was used to finance the 12.5% investment in EMG, which was an investment made by Merhav-Ampal Energy Limited, which relates to activities of the energy segment.

The Company notes the Staff's comment and proposes to revise its disclosure in future filings to more fully describe the nature of these inter-company adjustments.

* * * * *

In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Pamela A. Long

May 24, 2007

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (+)972-3-608-0100.

We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer